 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

THREE SIGMA VENTURES, INC.

(Name of Issuer)

COMMON STOCK , PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

NONE

(CUSIP Number)

Frank E. Quinby
#12A-1950 Government Street
Victoria, British Columbia, Canada V8T 4N8
(250) 380-2274

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Frank E. Quinby

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3)    SEC Use Only

4)    Source of Funds (See Instructions) (See item 3)    PF

5)    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6)    Citizenship or Place of Organization            U.S.A.

Number of	7) Sole Voting Power	2,700,000
Shares
Beneficially	8) Shared Voting Power
Owned by
Each	9) Sole Dispositive Power	2,700,000
Reporting
Person with	10) Shared Dispositive Power

11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,700,000

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)    Percent of Class Represented by Amount in Row (11)    30%

14)    Type of Reporting Person (See Instructions))        IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of Three Sigma Ventures, Inc., whose principal executive offices are located at #12A-1950 Government Street, Victoria, British Columbia, Canada V8T 4N8 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

(a)    The name of the reporting person is Frank E. Quinby (the "Reporting Person").

(b)    The business address of the Reporting Person is at #12A-1950 Government Street, Victoria, British Columbia, Canada V8T 4N8.

(c)    The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is management consultant, SmallCap Corporate Partners Inc., #12A-1950 Government Street, Victoria, British Columbia, Canada V8T 4N8.

(d)    The Reporting Person has not been convicted in any criminal proceedings during the last five years.

(e)    The Reporting Person has not been a party to any civil proceedings during the last five years.

(f)    The Reporting Person is a citizen of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person purchased the 2,700,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $270.00. The source of funding for this purchase was personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired its 2,700,000 common shares in connection with its participation as a founder of the Issuer. The Reporting Person has no plans or proposals which relate to or would result in:

(a)    The acquisition by any person of additonal securities of the Issuer, or the disposition of securities of the Issuer;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer;

(c)    A sale or transfer of a material amount of assets of the Issuer;

(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer’s business or corporate structure;

(g)    Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    Causing a class of the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of the equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)    The Reporting Person beneficially owns an aggregate of 2,700,000 shares of Common Stock, representing 30% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10 filed July 2 2008.)

(b)    The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 2,700,000 shares of Common Stock owned by the Reporting Person.

(c)    2,500,000 of the 2,700,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer on March 5, 2007. The remaining 200,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer on October 1, 2007.

(d)    Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,700,000 shares of Common Stock owned by the Reporting Person.

(e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2008

/s/ Frank E. Quinby
Name: Frank E. Quinby